SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C.  20549

                              SCHEDULE 13D
                             AMENDMENT NO. 2

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                           _______________________

                           DE ANZA PROPERTIES - X
                        (Name of Subject Company)

                       LIMITED PARTNERSHIP INTERESTS
                       (Title of Class of Securities)

                                  NONE
                             (CUSIP Number)
                         _______________________

          Michael L. Ashner                  Copy to:
          Jericho Associates, L.P.           James E. Lyons, Esq.
     100 Jericho Quandrangle, Ste. 214       Skadden, Arps, Slate, Meagher
         Jericho, New York 11753               & Flom
           (516) 822-0022                    Four Embarcadero Center
                                             San Francisco, California  94111
                                             (415) 984-6400

                                             Copy to:
     C.E. Patterson                          Paul J. Derenthal, Esq.
     MacKenzie Patterson Inc.                Derenthal & Dannhauser
     1640 School Street, Suite 100           455 Market Street, Suite 1600
     Moraga, California  94556               San Francisco, California  94105
     (510) 631-9100                          (415) 243-8070

                    (Name, Address and Telephone Number
                      of Person Authorized to Receive
                        Notices and Communications)

                    APRIL 3, APRIL 10 AND APRIL 15, 1996
                       (Date of Event which Requires
                         Filing of this Statement)

                 If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

                 Check the following box if a fee is being paid with the statement [ ].

               This Amendment No. 2 to the Schedule 13D filed on
     November 29, 1995 by Moraga Capital, LLC (the "Schedule 13D") is being filed to amend and supplement Item 4 of the Schedule 13D.

               Unless otherwise indicated, each capitalized term used but not otherwise defined herein shall have the meaning assigned to such term in the Schedule 13D. The information set forth in the Exhibits attached hereto is hereby expressly incorporated herein by reference and the responses to the each item contained in this Amendment are qualified in their entirety by the provisions of such Exhibits.

     Item 4.   Purpose of Transaction.

               Item 4 is hereby amended and supplemented as follows:

               By letter dated April 3, 1996 to the Issuer (the "Request Letter"), Moraga, certain Members and the Affiliated Holders, all of which are limited partners of the Issuer (collectively, the "Affiliated Limited Partners"), requested, pursuant to the Third Amended and Restated Partnership Agreement of De Anza Properties - X, as amended, that a special meeting of the limited partners of the Issuer be called for the purposes specified in the Request Letter. A copy of the Request Letter is attached hereto as Exhibit 1. The Request Letter was transmitted to the Issuer under cover of a letter dated April 3, 1996 from Moraga to Herbert M. Gelfand, Chairman of the Board of De Anza Corporation, the Operating General Partner of the Issuer. A copy of such letter is attached hereto as Exhibit 2.

               Following receipt of the Request Letter by the Issuer, representatives of the Reporting Person and representatives of the Issuer discussed a possible meeting among the Reporting Person, the Issuer and their respective representatives to discuss the matters referenced in the Request Letter. To facilitate such meeting, and to postpone the scheduling and notice of a meeting of the limited partners of the Issuer pending such meeting, by letter to the Issuer dated April 10, 1996 (the "Withdrawal Letter") from counsel to the Reporting Person, such counsel informed the Issuer that the Reporting Person and the other Affiliated Limited Partners had authorized such counsel to withdraw the Request Letter, without prejudice to reinstating the Request Letter in the future. A copy of the Withdrawal Letter is attached hereto as Exhibit 3.

               On April 15, 1996, a representative of each of the Reporting Person and the Issuer, together with their respective counsel, met to discuss matters referenced in the Request Letter. While no agreement was reached with respect to such matters, such representatives agreed to continue such discussions in an attempt to reach an agreement with respect to such matters.

               The Reporting Person intends to review on a continuing basis its investment in the Issuer and, subject to market and general economic conditions, the discussions among the Reporting Person, the Issuer and their respective representatives referenced above, the business and affairs and financial condition of the Issuer, the availability of Interests at favorable prices, alternative investment opportunities available to the Reporting Person and other factors deemed relevant by the Reporting Person, may acquire (through privately negotiated transactions, one or more tender offers or otherwise) additional Interests. Alternatively, the Reporting Person reserves the right to dispose (through privately negotiated transactions with a third party, the Issuer or an Affiliate of the Issuer or otherwise) of some or all of the Interests owned by it.

               Except as set forth herein, neither the Reporting
     Person nor the Members have any present plans or proposals that relate to or would result in any actions or events required to be described in Item 4 of Schedule 13D.

     ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

          Exhibit        Description

             1 Letter dated April 3, 1996 to De Anza Properties -X from Moraga Capital, LLC, Real Estate Securities Fund 1983, MacKenzie Fund III, Mackenzie Fund IV, MacKenzie Fund VI, MacKenzie Specified Income Fund, MacKenzie Patterson Special Fund, Previously Owned Partnerships Income Fund 2, Previously Owned Mortgage Partnerships Income Fund 3, L.P. and Vanderbilt Income and Growth Associates, L.L.C.

             2           Letter dated April 3, 1996 to Mr. Herbert
                         M. Gelfand, Chairman of the Board of De
                         Anza Corporation, the Operating General
                         Partner of De Anza Properties - X, from
                         Moraga Capital, LLC

             3           Letter dated April 10, 1996 to De Anza
                         Properties - X from Skadden, Arps, Slate,
                         Meagher & Flom

          After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

     MORAGA CAPITAL, LLC

     BY ITS MEMBERS:

     JERICHO ASSOCIATES, L.P.

     By:  /s/ MICHAEL L. ASHNER                   April 15, 1996
          Michael L. Ashner,                           Date
          Its General Partner

     MORAGA PARTNERS, INC.

     By:  /s/ C.E. PATTERSON                      April 15, 1996
          C.E. Patterson, President                    Date

     CAL-KAN, INC.

     By:  /s/ C.E. PATTERSON                      April 15, 1996
          C.E. Patterson, President                    Date

     LP SECONDARY MARKET FUND, L.P.

     By:  MacKenzie Patterson, Inc.,
          Its General Partner

          By:  /s/ C.E. PATTERSON                 April 15, 1996
               C.E. Patterson, President               Date

     MACKENZIE SPECIFIED INCOME FUND,
       A CALIFORNIA LIMITED PARTNERSHIP

     By:  MacKenzie Patterson, Inc.,
          Its General Partner

          By:  /s/ C.E. PATTERSON                 April 15, 1996
               C.E. Patterson, President               Date

     MACKENZIE PATTERSON SPECIAL FUND,
       A CALIFORNIA LIMITED PARTNERSHIP

     By:  MacKenzie Patterson, Inc.,
          Its General Partner

          By:  /s/ C.E. PATTERSON                 April 15, 1996
               C.E. Patterson, President               Date

     PREVIOUSLY OWNED MORTGAGE PARTNERSHIPS
       INCOME FUND 3, L.P.

     By:  MacKenzie Patterson, Inc.,
          Its General Partner

          By:  /s/ C.E. PATTERSON                 April 15, 1996
               C.E. Patterson, President               Date

     CFS SECONDARY MARKET FUND, L.P.

          By:  /s/ WILLIAM R. COUSINS             April 15, 1996
               William R. Cousins,                     Date
               Its General Partner

     MORAGA FUND 1, L.P.

     By:  Moraga Partners, Inc.,
          Its General Partner

          By:  /s/ C.E. PATTERSON                 April 15, 1996
               C.E. Patterson, President               Date

     ACCELERATED HIGH YIELD INCOME FUND I, L.P.

     By:  MacKenzie Patterson, Inc.,
          Its General Partner

          By:  /s/ C.E. PATTERSON                 April 15, 1996
               C.E. Patterson, President               Date

     ACCELERATED HIGH YIELD INCOME FUND II, L.P.

     By:  MacKenzie Patterson, Inc.,
          Its General Partner

          By:  /s/ C.E. PATTERSON                 April 15, 1996
               C.E. Patterson, President               Date

     ACCELERATED HIGH YIELD GROWTH FUND I, L.P.

     By:  MacKenzie Patterson, Inc.,
          Its General Partner

          By:  /s/ C.E. PATTERSON                 April 15, 1996
               C.E. Patterson, President               Date


                             EXHIBIT INDEX

          Exhibit        Description                            Page

             1           Letter dated April 3, 1996 to
                         De Anza Properties -X from
                         Moraga Capital, LLC, Real
                         Estate Securities Fund 1983,
                         MacKenzie Fund III, Mackenzie
                         Fund IV, MacKenzie Fund VI,
                         MacKenzie Specified Income
                         Fund, MacKenzie Patterson
                         Special Fund, Previously Owned
                         Partnerships Income Fund 2,
                         Previously Owned Mortgage
                         Partnerships Income Fund 3,
                         L.P. and Vanderbilt Income and
                         Growth Associates, L.L.C.

             2           Letter dated April 3, 1996 to
                         Mr. Herbert M. Gelfand,
                         Chairman of the Board of De
                         Anza Corporation, the
                         Operating General Partner of
                         De Anza Properties - X, from
                         Moraga Capital, LLC

             3           Letter dated April 10, 1996 to
                         De Anza Properties - X from
                         Skadden, Arps, Slate, Meagher
                         & Flom